UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRODUCTION & SALES REPORT

3Q21

***FPSO Carioca**, in Sepia field*
1st oil in August 2021

PETROBRAS

1

Highlights on production and sales in 3Q21

Rio de Janeiro, October, 20th, 2021 – In 3Q21, we continued to operate safely and with a solid performance, still with a differentiated regime and special protocols due to the pandemic scenario, but with a gradual increase in the number of people on board. The average production of oil, LGN and natural gas reached 2.83 MMboed, 1.2% above 2Q21, mainly due to the start-up, in August, of the FPSO Carioca (Sepia field), in the Santos Basin pre-salt, and the higher average production in the quarter in the FPSO P-70 (Atapu field), which reached full capacity in early July, confirming the good performance of the wells and the platform.

Production in the pre-salt area totaled 2.01 MMboed in the quarter, representing 71% of Petrobras' total production, against 67% in 3Q20.

Main highlights of 3Q21:

Start-up of FPSO Carioca: with 1st oil from the Sépia field, in the Santos Basin pre-salt. The new unit, which has the capacity to process up to 180 kbpd of oil and 6 million m3 of natural gas, will contribute to production growth in the pre-salt. This will be the largest platform operating in Brazil in terms of complexity.

“FPSO Carioca is an example of our strategy of concentrating investments in world-class exploration and production assets, such as the pre-salt, in which we have acreage with large reserves, low risk and competitive costs. This results in higher returns to the company and to society, creating a virtuous cycle of value generation”, says the Director of Production Development, João Henrique Rittershaussen.

Processing of the 1st load of the FPSO Carioca: the oil extracted by the FPSO Carioca, with a light profile and density of 27.5° API, was transported by the Rio Grande vessel, which unloaded 44,650 m³ of the product at the São Sebastião terminal and was carried through pipelines to produce oil products at the Henrique Lage Refinery (Revap) and the Paulínia Refinery (Replan), both in São Paulo.

Signature of a Letter of Intent for the Mero 4 FPSO: with SBM Offshore for chartering and providing services for the FPSO Alexandre de Gusmão, which will be allocated to the Mero 4 Project, in the Santos Basin pre-salt, where we plan to interconnect 15 wells, 8 of which oil producers, 6 water and gas injectors and 1 well capable of operating either as a producer or a gas injector.

Start of gas export from P-69: located in the Tupi field, in Santos Basin. P-69 is the 8th unit in Tupi to export gas, enabling a better economic management of the reservoir and the consequent increase in value creation.

On August 12th, the National Agency for Petroleum, Natural Gas and Biofuels (ANP) approved the Búzios Co-participation Agreement, which regulates the coexistence of the Transfer of Rights and Production Sharing Agreements in the Transfer of Rights Surplus for the Búzios field in the Santos Basin pre-salt. Following this approval, along with the receipt, by Petrobras, of the payment related to the obligations of our partners CNOOC Petroleum Brasil Ltda. (CNOOC) and CNODC Brasil Petróleo e Gás Ltda. (CNODC), the agreement became effective on September 1st. As a result, we now hold the exploration and production rights of 90% of the surplus volumes and of 92.666% of the shared reservoir.

It is worth mentioning that, on September 29th, CNOOC expressed its interest in exercising the option to purchase an additional 5% of the Transfer of Rights Surplus Production Agreement, in the Búzios field. The impact on Petrobras' production curve will only start after the closing of the transaction, with no expected impact on the 2021 production target.

In terms of our portfolio management, on July 14th, we concluded the assignment to 3R Rio Ventura SA of our 100% stake in Polo Rio Ventura, comprising 8 onshore exploration and production fields located in the state of Bahia, whose average production was 780 bpd in 1H21. On September 1st, we concluded the assignment to Total Energies of our 10% stake in the Lapa field, whose production averaged 50.7 kboed in 1H21 (5.07 kboed being Petrobras' share). On October 8th, we completed the transfer of our 50% interest in the Rabo Branco onshore field, located in the Sergipe-Alagoas Basin, to the company Petrom Produção de Petróleo e Gás Ltda, whose production averaged 131 bpd in 2020 (65.5 bpd being the portion corresponding to Petrobras). These operations are in line with Petrobras' portfolio optimization and capital allocation improvement strategy, with a view to maximizing value.

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In 3Q21, the sale of oil products in the domestic market grew again, reaching volumes of 1,946 kbpd. The highlights were the increase in sales of diesel, gasoline and jet fuel. Oil processing and oil product output increased in 3Q21, following the sales growth in the domestic market.

Diesel sales were 867 kbpd in 3Q21, the highest mark since 2015, and gasoline sales were 441 kbpd in 3Q21, reaching 449 kbpd in September, the highest volumes since 2017. We set a new record for S-10 diesel sales in September, with the sale of 498 kbpd, 2.7% up on the previous record, reached in July 2021.

We continue to increase the share of pre-salt oil processed in our refineries, in line with the production profile and with the demands and opportunities in the national and international markets. Pre-salt oil processing remained high in 3Q21, representing 63% of processed feedstock and setting a new record of 1,125 kbpd, a 65% share, in September. The adequacy of the refining park to enable greater processing of pre-salt oil is directly associated with the increased flexibility, as well as with guaranteeing the reliability and availability of the refining park. This is in line with Petrobras' economic and sustainability guidelines, as pre-salt oil presents a high yield of medium distillates with higher value added and low sulfur content.

RPBC implemented projects for the energy use of the fuel gas produced at the refinery, bringing forward by three years the expected results for the reduction in natural gas consumption, increase of energy efficiency and reduction in the emission of greenhouse gases. This action is in line with the initiatives of the RefTOP (World Class Refining) program to increase energy performance, with a view to making better use of inputs such as natural gas, electricity and steam in the operations and preparing refining activities for the transition to a low carbon economy.

In 3Q21, we increased the share of Búzios oil in our mix of exports in order to take advantage of the arbitrage opportunity that has favored the sale of this stream in markets such as Europe and the Americas. Therefore, we improved the profitability of our exports and expanded our client portfolio with a new refiner for the Búzios stream and two for Atapu.

3

1 - Exploration & Production

						Variation (%)
Thousand barrels of oil equivalent per day (kboed)	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Crude oil, NGL and natural gas - Brazil	2,790	2,754	2,904	2,755	2,839	1.3	(3.9)	(3.0)
Crude oil and NGLs (Kbpd)	2,269	2,226	2,364	2,231	2,310	1.9	(4.0)	(3.4)
Onshore and Shallow water	95	99	132	101	144	(4.0)	(28.0)	(29.9)
Post-salt - deep and ultra deep	501	506	581	509	591	(1.0)	(13.8)	(13.9)
Pre-salt	1,673	1,620	1,651	1,620	1,574	3.3	1.3	2.9
Natural gas (Kboed)	520	528	540	524	529	(1.5)	(3.7)	(0.9)
Crude oil, NGL and natural gas -Abroad	41	43	48	43	49	(4.7)	(14.6)	(12.2)
Total (Kboed)	2,830	2,796	2,952	2,798	2,888	1.2	(4.1)	(3.1)
Total - comercial (Kboed)	2,501	2,484	2,632	2,479	2,571	0.7	(5.0)	(3.6)

The average production of oil, LGN and natural gas in 3Q21 was 2,830 kboed, an increase of 1.2% compared to 2Q21, mainly due to the start-up of the FPSO Carioca (Sepia field) in the pre-salt Santos Basin and the highest average production in 3Q21 for the FPSO P-70 (Atapu field), which reached production capacity in early July.

These factors also explained the increase in production in the pre-salt fields, which reached 1,673 kbpd in the quarter, 3.3% higher than in 2Q21.

Post-salt production in 3Q21 was 501 kbpd, 1.0% lower than the previous quarter, due to higher losses from maintenance stoppages and the natural decline in production, effects partially offset by gains from complementary projects in the Marlim Leste field, in the Campos Basin.

Onshore and shallow water production was 95 kbpd in the quarter, 4 kbpd lower than the previous quarter, due to the sale of onshore fields at Polo Rio Ventura (closing on July 14th) and the natural decline in production.

Production abroad was 41 kbpd, relative to fields in Bolivia, Argentina and the United States, and 2 kbpd lower than in 2Q21.

2 – Refining, Transportation and Marketing*

						Variation (%)
Operational (kbpd)	3Q21	2Q21	3Q20	9M21	9M21	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M21
Total production volume	1,932	1,741	1,935	1,832	1,805	11.0	(0.2)	1.5
Total sales volume in the domestic market	1,946	1,759	1,761	1,792	1,630	10.6	10.5	9.9
Reference feedstock	2,176	2,176	2,176	2,176	2,176	−	−	−
Processed feedstock (excluding LNG)	1,819	1,601	1,807	1,720	1,684	13.6	0.7	2.1
Processed feedstock utilization factor (%)*	84%	74%	83%	79%	77%	10.0	1.0	2.0
Total distillation feedstock	1,850	1,637	1,841	1,759	1,718	13.0	0.5	2.4
Total refining plants utilization factor (%)*	85%	75%	85%	81%	79%	10.0	−	2.0
Processed feedstock	1,851	1,638	1,851	1,758	1,730	13.0	−	1.6
Domestic crude oil as % of total processed feedstock	93%	89%	96%	92%	94%	4.0	(3.0)	(2.0)

Sales of oil products in 3Q21 were 10.6 % higher than in 2Q21, with higher sales for all products. The highlights were the growth in gasoline, diesel and jet fuel sales. In the case of gasoline, there was again an increase in consumption relative to hydrated ethanol in the Otto cycle, a gradual increase in demand and a reduction in imports from third parties, resulting in an increase in market share. In regards to diesel, the main reason for the increase was the seasonality of demand, with higher consumption in 3Q due to the grain crop season and industrial activity, besides the reduction in average biodiesel content between the quarters. In the case of jet fuel, growth is associated with the recovery of the aviation market.

* Processed feedstock utilization factor is calculated only with oil and C5 +. Total refining plants utilization factor considers the entire load in the distillation units, consisting of oil, C5 +, waste, reprocessing, including terminals. Processed feedstock consists of oil and NGL.

4

Oil product output rose 11.0% in 3Q21 compared to 2Q21 due to higher demand from the domestic market and higher refinery availability, since in 2Q21 there was a concentration of scheduled stoppages at the REDUC, RPBC, REGAP, RLAM, REPAR and REVAP refineries. In 3Q21, with the increase in oil processing, we reached a utilization factor of 85% against 75% in 2Q21.

2.1 – Diesel

						Variation (%)
thousand barrels per day (kbpd)	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Production volume	740	716	795	725	704	3.3	(6.9)	2.9
Sales volume for the Brazilian market	867	815	749	805	664	6.4	15.7	21.2

Diesel sales increased 6.4% in 3Q21 compared to 2Q21 mainly due to seasonality of consumption. Additionally, the reduction in the average biodiesel content in diesel, from 11.0% in 2Q21 to 10.7% in 3Q21, also impacted sales positively. These effects were partially mitigated by the increase in third party imports.

It is important to point out that diesel sales in July 2021 (879 kbpd) were the highest since November 2015.

S-10 diesel sales continued to grow, up 9.6% in 3Q21 over the previous quarter and reaching a new record in September 2021, with sales of 498 kbpd, a volume 2.7% higher than the previous record set in July 2021. In 3Q21, the share of S-10 diesel in total sales reached 56.1%.

In 3Q21, diesel production was 3.3% higher than in 2Q21, but 6.9% lower than in 3Q20 due to the scheduled stoppage of RNEST in 3Q21.

The highlights were the monthly production records of S-10 diesel at REGAP in August, REFAP, REVAP and RPBC in September and the record diesel production at REGAP in August.

2.2 – Gasoline

						Variation (%)
thousand barrels per day (kbpd)	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Production volume	440	385	386	401	346	14.3	14.0	16.1
Sales volume for the Brazilian market	441	386	374	390	329	14.3	17.9	18.7

Gasoline sales in 3Q21 grew 14.3% relative to 2Q21, with September 2021 sales standing out with the highest volumes since December 2017.

There was a gain in the share of gasoline over hydrated ethanol in flex-fuel vehicles in the comparison between the quarters, mainly due to higher ethanol prices, favoring gasoline consumption. In addition, there has been a gradual increase in demand in the Otto cycle over the months with the reduction of restrictive measures related to the pandemic, considering that in 2Q21 restrictions were tighter in some cities.

Gasoline production followed sales trends, with an increase of 14.3% in 3Q21 compared to 2Q21, with the resumption of production capacity after the scheduled stoppages.

5

2.3 – Fuel Oil

						Variation (%)
thousand barrels per day (kbpd)	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Production volume	288	255	292	275	291	12.9	(1.5)	(5.3)
Sales volume for the Brazilian market	71	55	33	61	36	30.0	116.0	67.6

Fuel oil sales in 3Q21 showed strong growth compared to both 2Q21 and 3Q20, in both cases due to higher sales to thermal generation due to the need to dispatch the units since October 2020 and which intensified as of July 2021. In 3Q20 there were no sales of fuel oil to the thermal generation segment.

In 3Q21, fuel oil production increased 12.9% compared to 2Q21, with the resumption of production capacity after scheduled shutdowns.

2.4 – Naphta

						Variation (%)
thousand barrels per day (kbpd)	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Production volume	79	64	100	76	112	22.0	(21.7)	(32.3)
Sales volume for the Brazilian market	79	59	117	69	127	35.1	(32.2)	(45.6)

In 3Q21, naphta sales were 35.1% up on 2Q21 as a result of the previous quarter events, such as the stoppage at RLAM in April and the stoppage of a Braskem plant in April and May.

In relation to the 3Q20 and in the comparison between the cumulative periods, sales decreased as a result of the new contracts in effect with Braskem since 12/23/20, on which the committed volumes are much lower than those of the previous contract.

Production followed sales, being 22% higher compared to 2Q21.

2.5 – Liquefied Petroleum Gas (LPG)

						Variation (%)
thousand barrels per day (kbpd)	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Production volume	134	111	132	121	127	20.4	1.2	(4.5)
Sales volume for the Brazilian market	239	234	246	233	236	2.3	(2.9)	(1.4)

The 2.3% rise in LPG sales in 3Q21 compared to 2Q21 is due to higher manufacturing activity. This increase was mitigated by higher temperatures in 3Q21.

LPG production increased 20.4% over 2Q21, with the resumption of capacity after scheduled shutdowns.

2.6 – Jet Fuel

						Variation (%)
thousand barrels per day (kbpd)	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Production volume	78	46	39	64	56	70.9	99.8	15.0
Sales volume for the Brazilian market	80	53	38	69	57	51.1	108.9	20.7

Historically, jet fuel sales volume in the third quarter is higher than in the second quarter due to the vacation season in Brazil and abroad. This year, the 51.1% increase in sales in 3Q21 was also significantly higher due to the resumption of domestic and international flights after the negative impact of the second wave of COVID-19, which began in 1Q21.

Jet fuel production followed the market's behavior and increased 70.9% compared to 2Q21.

6

3 - Gas & Power

						Variation (%)
Operational	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Sale of Thermal Availability at Auction- Average MW	2,454	2,454	2,404	2,458	2,404	−	2.1	2.2
Generation of electricity - average MW	4,162	3,297	827	3,446	1,192	26.2	403.3	189.1
National gas delivery (MM m³/day)	40	45	45	43	45	(11.1)	(11.1)	(4.4)
Regasification of liquefied natural gas (MM m³/day)	30	18	1	22	3	66.7	2900.0	633.3
Import of natural gas from Bolivia (MM m³/day)	20	20	18	20	17	−	11.1	17.6
Sales volume of natural gas - MM m³/day	89	82	62	85	64	8.5	43.5	32.8

In 3Q21, electricity generation was 4,162 MW on average, an increase of 26.2% when compared to 2Q21 due to the worsening of hydrological conditions.

Sales volumes of natural gas in 3Q21 reached 89 MM m3/day, an increase of 7 MM m³/day compared to 2Q21 due to the higher thermoelectric dispatch.

In 3Q21, the volume of regasified LNG reached an average of 30 million m³/day, a 66.7% increase over the previous quarter, contributing to a natural gas supply of 89 million m³/day. This higher volume of LNG delivered to the market was made possible by the expansion of the regasification capacity of the Guanabara Bay terminal (RJ), which went from 20 MM m³/day to up to 30 MM m³/day, offsetting the lower availability of domestic gas during the Mexilhão field scheduled shutdown, in September.

7

Exhibit I: Consolidated Sales Volume

						Variation %
Sales volume (kbpd)	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Diesel	867	815	749	805	664	6.4	15.8	21.2
Gasoline	441	386	374	390	329	14.2	17.9	18.5
Fuel oil	71	55	33	61	36	29.1	115.2	69.4
Naphtha	79	59	117	69	127	33.9	(32.5)	(45.7)
LPG	239	234	246	233	236	2.1	(2.8)	(1.3)
Jet Fuel	80	53	38	69	57	50.9	110.5	21.1
Others	169	157	201	165	179	7.6	(15.9)	(7.8)
Total oil products	1,946	1,759	1,758	1,792	1,628	10.6	10.7	10.1
Alcohols, nitrogenous, renewable and others	8	4	8	8	8	100.0	−	−
Natural gas	365	342	281	348	277	6.7	29.9	25.6
Total domestic market	2,319	2,105	2,047	2,148	1,913	10.2	13.3	12.3
Exports of petroleum, oil products and other	813	994	983	848	991	(18.2)	(17.3)	(14.4)
Sales of international units	32	58	75	45	97	(44.8)	(57.3)	(53.6)
Total external market	845	1.052	1.058	893	1,088	(19.7)	(20.1)	(17.9)
Grand total	3,164	3,157	3,105	3,041	3,001	0.2	1.9	1.3

Exhibit II: Net imports and exports

						Variation (%)
Thousand barrels per day (kbpd)	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Net export (import)	398	652	791	466	786	(39.0)	(49.7)	(40.7)
Import	415	342	192	382	205	21.3	116.1	86.3
Petroleum	130	120	87	160	92	8.3	49.4	73.9
Diesel	175	120	27	122	12	45.8	548.1	916.7
Gasoline	42	11	4	18	11	281.8	950.0	63.6
Naphtha	−	−	16	−	18	−	−	−
GLP	61	88	55	74	68	(30.7)	10.9	8.8
Other oil products	7	3	3	8	4	133.3	133.3	100.0
Export	813	994	983	848	991	(18.2)	(17.3)	(14.4)
Petroleum	604	743	741	620	745	(18.7)	(18.5)	(16.8)
Fuel oil	165	189	204	184	191	(12.7)	(19.1)	(3.7)
Other oil products	44	62	38	44	55	(29.0)	15.8	(20.0)

Net exports in 3Q21 fell 39% from 2Q21 mainly because of the reduction in oil exports, due to higher refinery throughput in the quarter, the resumption of refining capacity after the scheduled shutdowns and the sales growth in 3Q21. The increase in oil products imports in 3Q21 also contributed to the drop in net exports, especially diesel and gasoline imports, which rose due to increased sales in the domestic market.

Disclaimer

This release includes forward-looking that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. The amounts informed for 3Q21 on are estimates. The operational data contained in this release is not audited by the independent auditor.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer